UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2022
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 28, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 – Name and Address of Company
Intertape Polymer Group Inc. (“IPG” or the “Company”)
100 Paramount Drive
Suite 300
Sarasota, Florida
34232
Item 2 - Date of Material Change
June 28, 2022.
Item 3 – News Release
The Company issued a news release indicating the material change described below on June 28, 2022 via GlobeNewswire.
Item 4 – Summary of Material Change
On June 28, 2022, IPG announced that the acquisition of the Company by an affiliate of Clearlake Capital Group, L.P. (the “Purchaser”) by way of a plan of arrangement in accordance with Section 192 of the Canada Business Corporations Act (the “Arrangement”) was completed earlier that day.
Item 5 – Full Description of Material Change
On June 28, 2022, IPG announced that the acquisition of the Company by the Purchaser by way of the Arrangement was completed earlier that day. Under the terms of the Arrangement, the Purchaser has acquired all of the outstanding shares of the Company for CDN$40.50 per share.
Consideration for the purchased shares of the Company has been paid to TSX Trust Company, as depositary under the Arrangement, and will be provided to former shareholders as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or Direct Registration System (DRS) Advice(s) representing shares formerly held by them).
As a result of the transaction, the shares of the Company will be de-listed from the Toronto Stock Exchange shortly and the Company will apply to cease to be a reporting issuer in all the provinces and territories of Canada. The Company will also file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to deregister the shares of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate, its obligation to file reports with the SEC under the Exchange Act.
Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 - Omitted Information
Not applicable.

Item 8 – Executive Officer
The senior officer who can answer questions regarding this report is Mr. Jeffrey Crystal, Chief Financial Officer of IPG. Mr. Crystal can be reached at (866) 202-4713.
Item 9 – Date of Report
June 28, 2022.